Exhibit 99.1

Cascades inc.	Téléphone : 819 363-5100
404, boul. Marie-Victorin, C.P. 30	Télécopie : 819 363-5155
Kingsey Falls (Québec) J0A 1B0
Canada
www.cascades.com

CASCADES COMPLETES SALE OF ITS NORTH AMERICAN

BOXBOARD OPERATIONS

Kingsey Falls, Quebec, February 4, 2015 – Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacture of green packaging and tissue paper products, confirmed completion of the transaction announced on December 11, 2014: the sale of its North American boxboard manufacturing and converting assets to Graphic Packaging Holding Company.

Included in the C$44.9-million transaction are the Cascades Boxboard units in East Angus, Quebec; Jonquière, Quebec; Winnipeg, Manitoba; Mississauga, Ontario and Cobourg, Ontario. This move, which reflects Cascades’ intention to refocus its activities on the strategic sectors in which it excels, does not affect the company’s European-based boxboard operations.

The company thanks its employees once again for their loyal services and wishes them all the best for the future.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs close to 11,000 men and women, who work in a hundred production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Website: www.cascades.com

Green by Nature Blog: http://blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades